EXHIBIT 12.1

BOARDWALK PIPELINE PARTNERS, LP
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Millions, except ratios)

	For the Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings:
Income before income taxes	$298.0	$302.8	$222.5	$147.2	$250.7
Equity losses in unconsolidated affiliates	—	—	—	86.5	1.2
Net loss attributable to noncontrolling interests	—	—	—	9.2	3.5
Amortization of capitalized interest	3.8	3.8	3.9	3.5	3.4
Fixed charges	196.9	196.8	186.2	179.4	176.0
Capitalized interest	(18.8)	(5.8)	(2.5)	(6.8)	(6.4)
Total earnings	$479.9	$497.6	$410.1	$419.0	$428.4

Fixed Charges:
Interest expense, net of capitalized interest	$171.4	$184.4	$177.3	$165.7	$163.5
Capitalized interest	18.8	5.8	2.5	6.8	6.4
Implicit interest in rents	6.7	6.6	6.4	6.9	6.1
Total fixed charges	$196.9	$196.8	$186.2	$179.4	$176.0
Ratio of earnings to fixed charges	2.44x	2.53x	2.20x	2.34x	2.43x

For purposes of calculating the ratio of consolidated earnings to fixed charges:

“earnings” is the aggregate of the following items: pre-tax income or loss from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; less capitalized interest and noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges; and

“fixed charges” means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.